UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-9376

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of' the filing checked above, identify the item(s) to which the notification relates:

PART I	REGISTRANT INFORMATION

Full Name of Registrant: Innovative Food Holdings, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 28411 Race Track Road

City, State and Zip Code: Bonita Springs, Florida 34135

PART II	RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒     (b)     The subject annual report, semi-annual report, transition report on form 10-K, 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐     (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The combination of the transition of the registrant’s new chief financial officer, along with the significant demand shifts in the registrant’s business, and in particular, significant increases in the registrant’s e-commerce specialty food revenues, the registrant’s resources, which include key employees working on matters directly related to the completion of the Annual Report on Form 10-K (the “Report”), have been substantially focused on operational related items including insuring that the needs of its customers are met. As a result, the registrant requires additional time to complete the Report.

PART IV	OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Sam Klepfish	239	596-0204
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated above in Part III, the registrant cannot quantify at this time the changes in its results of operations, but believes that, as compared to the prior year, its revenues and net income will decrease.

Innovative Food Holdings, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2021	By:	/s/ Sam Klepfish
Sam Klepfish, CEO